

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Edward Scheetz
Chief Executive Officer
Ventoux CCM Acquisition Corp.
1 East Putnam Avenue, Floor 4
Greenwich, CT 06830

> **Re: Ventoux CCM Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 29, 2020**
> **CIK 0001822145**

Dear Mr. Scheetz:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on September 29, 2020

General

1.   We note your response to comment 1. Please revise your cover page to provide prominent disclosure of the fact you may require stockholders to vote for or against the business combination to be able to redeem their shares and that stockholders who do not vote, or who abstain from voting, on the business combination will not be able to redeem their shares. Also address this fact in the relevant discussions regarding redemption rights throughout the prospectus.

You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you

Edward Scheetz
Ventoux CCM Acquisition Corp.
October 14, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Giovanni Caruso